2-28-00

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Furnished Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of February 2002

SPORTECH Plc

249 West George Street, Glasgow, Scotland, G2 4RB

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ......X......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes .... No ......X.........

14 February 2002

Sportech to be attheraces

Sportech plc ("Sportech"), owners of Littlewoods Bet Direct, have signed an agreement with attheraces plc, to be one of three bookmakers supplying fixed odds betting through attheraces' channels. Attheraces is the consortium awarded the media and on-line gaming rights for the majority of UK horseracing through its internet and interactive digital television channels.

Littlewoods Bet Direct currently provides a telephone and on-line betting service to over 230,000 customers. The agreement enables Littlewoods Bet Direct to reach a wider customer base who will be able to access the latest racing coverage and place fixed odd bets with Littlewoods Bet Direct, via the attheraces web site and from May 2002, via the attheraces interactive television channel.

Colin McGill, Managing Director, Sportech said:
"Securing a place as a fixed odds provider to the attheraces' channels is an extremely exciting prospect for Sportech and further establishes Littlewoods Bet Direct as one of the UK's leading direct sports betting services. These platforms will provide us with an additional revenue stream and help us deliver our strategy of distributing Littlewoods' gaming and betting products into the home, across the widest possible range of channels."

-end-

Enquiries

Sportech 0151 288 3059
Suzanne Judge, Head of Corporate Communication

Bell Pottinger Financial 020 7861 3232
Jonathon Brill

Notes to Editors:

Sportech PLC:

- Sportech plc is the holding company for Littlewoods Leisure, the UK gaming company, acquired in a reverse take-over completed in September 2000. Sportech is developing the Littlewoods gaming and leisure business, utilising new channels of distribution to bring more games to more players in the home, capitalising on the strength of the Littlewoods brand, namely its association with the values of trust and integrity.

- Littlewoods Leisure is one of UK's oldest established gaming companies, providing football pools, sports betting and lotteries. Founded in 1923 as Littlewoods Pools, the company has a regular playing customer base covering 1.6 million households.

- Littlewoods Leisure have had a long establish relationship with football in the UK, not only through their organisation of the largest and longest running football pools competition but also through being the first sponsorship of the FA Cup between 1994 and 1999. Through its links to football, including ongoing contributions to the Football Foundation, Littlewoods Pools alone has given back over £400 million to the UK's national game.

- Littlewoods Leisure's multi-product offering across Pools, online and telephone sports betting and soft gaming (lotteries, scratchcards) is complemented by its multi-channel distribution network including mail, telephone, the Internet, 15,000 retail stores and 13,000 door-to-door collectors.

- Bet Direct, the telephone and on line betting arm of Littlewoods Leisure, has been one of the fastest growing sports betting services in the UK and now has over 200,000 registered account holders. Bet Direct offers a full range of fixed odds betting and prides itself on delivering innovative betting incentives for its customers through daily "Best Bets". Bet calls are free and there is a free £5 bet for all new customers.

- PrizeBuster is the UK first internet and interactive TV lottery, it is available through Littlewoods' website bet247 and through Telewest's digital network. The game involves customer matching either 3 or 4 numbers between 1 and 49, based on the National Lottery Draw, the average prize money for 3 numbers is £800 rising to £7,000 for 4 numbers.

- For more information on Sportech, please visit our website at www.sportech-plc.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPORTECH Plc

Date: 14 February, 2002

Robert Haggis
Company Secretary